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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waypoint Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Eastern Blvd
(No. and Street)

York (City) PA (State) 17402 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

Suite 200 30 North Third St (Address) Harrisburg (City) PA (State) 17108 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

OATH OR AFFIRMATION

I, Kenneth P. Fetrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Waypoint Brokerage Services Inc, as December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Jane E. Strong, Notary Public
East Manchester Twp., York County
My Commission Expires Oct. 18, 2008
Member, Pennsylvania Association Of Notaries

Jane E. Strong
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WAYPOINT BROKERAGE SERVICES, INC.

Financial Statements and Supplemental Schedules

December 31, 2004

(Together With Independent Auditors' Report Thereon)

WAYPOINT BROKERAGE SERVICES, INC.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Schedules	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirements and Information for Possession of Control Requirements	11

KPMG

KPMG LLP
Suite 200
30 North Third Street
PO Box 1190
Harrisburg, PA 17108-1190

Independent Auditors' Report

The Board of Directors
Waypoint Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Waypoint Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of Waypoint Financial Corp.) as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waypoint Brokerage Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2005

WAYPOINT BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	541,918
Investment securities		3,142
Accounts receivable		29,624
Prepaid expenses and other assets		20,602
Deferred tax asset, net		18,629
Leasehold improvements, furniture and equipment net of accumulated amortization and depreciation of $155,380		63,429
Total assets	$	677,344
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation	$	38,202
Accrued taxes payable to Waypoint Financial Corporation		57,548
Payable to Waypoint Bank for ESOP participation		20,435
Other accrued expenses and liabilities		23,659
Total liabilities		139,844
Stockholder's equity:		
Common stock, $1 par value; 500,000 authorized shares; 1,000 issued and outstanding shares		1,000
Additional paid-in capital		574,193
Recognition and retention plan		(20,062)
Retained earnings		(17,631)
Total stockholder's equity		537,500
Total liabilities and stockholder's equity	$	677,344

See accompanying notes to financial statements.

WAYPOINT BROKERAGE SERVICES, INC.

Statement of Operations

For the Year Ended December 31, 2004

Revenues:		
Net commissions	$	1,477,789
Interest income		5,207
Other income		278
		1,483,274
Expenses:		
Employee compensation and benefits		942,666
Commissions		175,264
Travel and entertainment		59,184
Occupancy and equipment		125,361
Dues and subscriptions		32,849
Advertising		4,660
Professional fees		13,800
Fees paid to Waypoint Bank		23,400
Communications		35,678
Quote charges		100,381
Supplies		8,477
Contributions		—
Other operating expenses		47,037
		1,568,757
Loss before income taxes		(85,483)
Benefit for income taxes		(38,505)
Net loss	$	(46,978)

See accompanying notes to financial statements.

WAYPOINT BROKERAGE SERVICES, INC.

Statement of Stockholder's Equity

Year ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Recognition and Retention Plan (RRP)	Retained Earnings	Total
Balance, January 1, 2004	$ 1,000	528,169	(40,124)	35,347	524,392
Net loss	—	—	—	(46,978)	(46,978)
Cash dividend declared to Parent Company	—	—	—	(6,000)	(6,000)
ESOP expense in excess of original cost basis of shares	—	36,890	—	—	36,890
Earned portion of Recognition and Retention Plan	—	—	20,062	—	20,062
Tax benefit for excess of fair market value over cost basis of RRP shares	—	9,134	—	—	9,134
Balance, December 31, 2004	$ 1,000	574,193	(20,062)	(17,631)	537,500

See accompanying notes to financial statements.

WAYPOINT BROKERAGE SERVICES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

Operating activities:		
Net loss	$	(46,978)
Adjustment to reconcile net loss to cash used in operating activities:		
Earned portion of recognition and retention plan		20,062
ESOP expense in excess of original cost basis of shares		36,890
Tax benefit for excess of fair market value over cost basis of RRP shares		9,134
Depreciation		29,151
Deferred tax benefit		(14,793)
Decrease in accounts receivable		11,594
Decrease in prepaid expenses and other assets		35,809
Decrease in accrued expenses and other liabilities		(127,214)
Net cash used in operating activities		(46,345)
Investing activities:		
Increase in fair value of investment securities		(1,416)
Purchase of furniture and equipment		(3,849)
Net cash provided by investing activities		(5,265)
Financing activities:		
Cash dividend paid to Parent Company		(6,000)
Net cash used in financing activities		(6,000)
Decrease in cash and cash equivalents		(57,610)
Cash and cash equivalents on January 1, 2004		599,528
Cash and cash equivalents on December 31, 2004	$	541,918

See accompanying notes to financial statements.

(1) Description of Business

Waypoint Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Waypoint Financial Corp. (the Parent Company), was incorporated for the purpose of providing discount brokerage services to a diversified group of retail customers. Business is conducted through two offices located in south central Pennsylvania. The Company is a fully disclosed introducing broker. All security transactions are cleared through an independent clearing broker.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

(b) Investment Securities

Investment securities are accounted for at fair value, with changes in fair value reflected as a component of net income or loss. Investment securities consist of a large number of low value and worthless securities. 100% of the carrying amount of investment securities is excluded from regulatory net capital as a result of their immateriality.

(c) Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the asset's useful life of five to seven years.

(d) Income Recognition

Net commissions and fees and related expenses from securities transactions are recorded when such transactions are settled. The effect on the Company's financial statements of using settlement date accounting is not materially different than trade date accounting.

(e) Advertising Costs

Advertising costs are expensed when incurred. Advertising costs for the year ended December 31, 2004 were $4,660.

(f) Employee Benefit Plans

The Company's employees are covered by the Parent Company's contributory defined contribution retirement plan. The Company provides a matching contribution of 50 percent of employee contributions to a maximum of 8 percent of employee compensation (a maximum matching contribution of 4 percent). The matching expense incurred for the year ending December 31, 2004 was $26,103.

In addition, the Company's employees participate in Waypoint Bank's (the Bank) (another wholly owned subsidiary of the Parent Company) ESOP Plan. Expense of $57,324 was incurred during the current year by the Company for participation in the plan. The Bank allocates ESOP expense to the Company based on the Company's relative percentage of total compensation. The Company

(Continued)

reimburses the Bank for that portion of ESOP expense relating to the original cost of the ESOP shares. The portion of ESOP expense relating to the fair value of allocated ESOP shares in excess of original cost is credited to additional paid-in-capital.

(g) Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements under Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations. The Company's participation in the Recognition and Retention Plan is accounted for using fixed plan accounting.

(h) Income Taxes

The results of the operations of the Company are included in consolidated federal income tax returns filed by the Parent Company. Therefore, the income tax provision represents an allocation from the Parent Company arising from its consolidated provision for federal income taxes as a result of the inclusion of the Company's taxable income using the asset and liability method for reporting tax expense.

(i) Risks and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(j) Statement of Cash Flow Disclosure

No cash was paid for interest for the year ended December 31, 2004. The Company paid $13,986 to the Parent during the year for reimbursement of Federal income taxes.

(3) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $422,508.

(4) Related Party Transactions

The Company maintains an account at the Bank. Interest income of $421 for the year ended December 31, 2004 was earned at normal market rates on this account. The balance in the account was $26,650 at December 31, 2004.

Additionally, the Bank provided accounting and management services to the Company and charged fees of $23,400 for the year ended December 31, 2004. A payable for various reimbursable expenses of $374 existed at December 31, 2004.

The Company is leasing furniture and equipment from the Parent Company on a monthly lease. Net rental expense was $195 for the year ended December 31, 2004.

The Company leased office space for its facilities from the Bank under an operating lease commencing January 1, 2003 for a term of five years. During the year ended December 31, 2004, rent expense paid to the Bank was $85,200. Future rental payments for each of the years ending 2005 through 2007 will be $85,200.

The Company pays dividends to the Parent. Dividends declared and paid in the current year amounted to $6,000.

The Company reimburses the Bank for its shares of the total ESOP expense. The Company owed the Bank $20,435 as of December 31, 2004 for amounts allocated in 2004.

The Company paid $13,986 to the Parent during the year for reimbursement of Federal income taxes. The Company owed the Parent $57,548 at December 31, 2004 for Federal income taxes.

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2004 consists of the following:

Curent:		
Federal	$	(28,732)
State		5,020
		(23,712)
Deferred		(14,793)
	$	(38,505)

The effective tax rate differs from the Federal statutory rate primarily due to ESOP compensation expense.

Deferred tax assets are a result of deferred compensation and state NOL's and amounted to $51,091 at December 31, 2004. Deferred tax liabilities are primarily a result of depreciation and prepaid expenses and amounted to $32,462 at December 31, 2004. The Company has determined that a valuation reserve for the deferred tax asset is not required since it is more likely than not that the deferred tax asset can be principally realized through carryback to taxable income in prior years and future reversals of existing taxable temporary differences.

(Continued)

(6) Parent Company Stock Award Plan

The Parent Company has a stock award plan, the Recognition and Retention Plan (RRP), which provides for the issuance of restricted Parent Company stock. During 2001, the Parent Company issued 7,000 shares of restricted Parent Company stock from the RRP to the employee group of the Company, which vest 20 percent per year beginning on December 20, 2001. Issuance of restricted Parent Company stock from the RRP was recorded as additional paid-in capital and unearned compensation in the amount of $100,310. The unearned compensation is shown as a reduction of stockholder's equity in the balance sheet and is recognized as compensation expense over the vesting period at fair value at the date of grant. Compensation expense of $20,062 was recorded for the year ended December 31, 2004 in connection with the RRP.

(7) Litigation

In the normal course of business, the Company may be a party to various claims and legal proceedings. However, as of December 31, 2004, no claims or legal proceedings were placed against the Company.

(8) Subsequent Events

On January 21, 2005, Sovereign Bancorp, Inc., parent company of Sovereign Bank, completed its acquisition of the Parent Company. The transaction was valued at approximately $980 million, with each share of Waypoint common stock entitled to receive $28.00 in cash, 1.262 shares of Sovereign common stock, or a combination thereof per share, subject to election and allocation procedures which were intended to ensure that, in the aggregate, 70% of the Waypoint shares was exchanged for Sovereign common stock and 30% was exchanged for cash.

As a result of the transaction, the Company intends to transfer all business to IFMG, a broker-dealer utilized by Sovereign Bancorp, Inc., on March 18, 2005 pursuant to a Withdraw of Broker Dealer License expected to be approved by the NASD on the same date.

Also on January 21, 2005, the Parent infused an additional $600,000 of capital to enable the Company to meet its short-term liquidity needs and pay all operating expenses for the remaining expected life of the Company.

WAYPOINT BROKERAGE SERVICES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the

Securities and Exchange Commission

As of December 31, 2004

Net capital:				
Total stockholder's equity qualified for net capital			$	537,500
Deductions and/or charges-				
Nonallowable assets:				
Certain accounts receivable	$	9,190		
Prepaid expenses and other assets		20,602		
Deferred tax asset, net		18,629		
Leasehold improvements, furniture and equipment		63,429		
Total deductions and/or charges				111,850
Net capital before haircuts on securities positions				425,650
Haircuts on securities				3,142
Net capital			$	422,508
Aggregate indebtedness:				
Items included in statement of financial condition-				
Accrued expenses and other liabilities				139,844
Total aggregated indebtedness			$	139,844
Computation of basic net capital requirement:				
Minimum net capital required-				
Greater of 6 2/3 percent of total aggregated indebtedness or $50,000			$	50,000
Ratio: Aggregate indebtedness to net capital				0.33

The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2004, filed by Waypoint Brokerage Services, Inc. with the National Association of Securities Dealers.

WAYPOINT BROKERAGE SERVICES, INC.

Schedule II - Computation for Determination of Reserve Requirements

and Information for Possession of Control Requirements

As of December 31, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it is exempt under Section (k)(2)(ii) of the rule. In the opinion of management, the Company has complied with the exemptive provisions under 15c3-3 for the year ended December 31, 2004.

KPMG LLP
Suite 200
30 North Third Street
PO Box 1190
Harrisburg, PA 17108-1190

Independent Auditors' Report

To the Board of Directors
Waypoint Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Waypoint Brokerage Services, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2005